[MARKWEST ENERGY PARTNERS, L.P.]

December 6, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          MarkWest Energy Partners, L.P. — Form S-4 (Registration No. 333-136733)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn effective as of the date hereof.  The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.

Very truly yours,

MARKWEST ENERGY PARTNERS, L.P.

By:	MARKWEST ENERGY GP, L.L.C.,
its General Partner

By:	/s/ Andrew L. Schroeder
Name: Andrew L. Schroeder
Title: Vice President and Treasurer